Exhibit 99.1

Weibo Corporation Launches Global Offering

BEIJING, November 26, 2021 /PRNewswire/ -- Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB), a leading social media platform in China, today announced the launch of its global offering (the “Global Offering”) of an aggregate of 11,000,000 Class A ordinary shares of the Company. Weibo is offering 5,500,000 Class A ordinary shares of the Company (the “New Shares”) and Sina Corporation (the “Selling Shareholder”) is offering 5,500,000 Class A ordinary shares of the Company, which are to be converted from the Class B ordinary shares of the Company prior to the listing of Weibo’s Class A ordinary shares on the Hong Kong Stock Exchange as defined below (the “Sale Shares,” and together with New Shares, the “Offer Shares”). The Global Offering comprises of a Hong Kong public offering of initially 1,100,000 Class A ordinary shares commencing on November 29, 2021, Hong Kong time (the “Hong Kong Public Offering”) and an international offering of initially 9,900,000 Class A ordinary shares commencing today (including 5,500,000 Sale Shares) (the “International Offering”), and listing of Weibo’s Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “9898.”

The Company’s American depositary shares (the “ADSs”), each representing one Class A ordinary share of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (“Nasdaq”). Investors in the Global Offering will only be able to purchase Class A ordinary shares and will not be able to take delivery of ADSs. Upon listing in Hong Kong, the Class A ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on Nasdaq.

The initial number of Class A ordinary shares under each of the Hong Kong Public Offering and the International Offering represents approximately 10% and 90% of the total number of Class A ordinary shares initially available under the Global Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the claw back mechanism as described in the prospectus to be issued by the Company in Hong Kong dated November 29, 2021, the total number of Class A ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 5,500,000 Class A ordinary shares, representing approximately 50% of the Class A ordinary shares initially available under the Global Offering. In addition, the Selling Shareholder expects to grant the international underwriters an over-allotment option to require it to sell up to an additional 1,650,000 Class A ordinary shares of the Company (to be converted from Class B ordinary shares) in the International Offering, representing approximately 15% of the total number of Class A ordinary shares initially available under the Global Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$388.00 per Class A ordinary share, or US$49.80 per ordinary share (equivalent to US$49.80 per ADS) (the “Maximum Hong Kong Offer Price”). The offer price for the International Offering tranche of the Global Offering (the “International Offer Price”) may be set higher than, or the same as, the Maximum Hong Kong Offer Price. The Company will set the International Offer Price on or about December 2, 2021, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the Nasdaq on the last trading day on or before December 2, 2021 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Hong Kong Offer Price. The shares will be traded in board lots of 20 Class A ordinary shares.

The Company plans to use the net proceeds from the Global Offering for continuing to grow its user base and user engagement, and enhance its content ecosystem, for research and development to enhance its user experience and monetization capabilities, for selectively pursuing strategic alliances, investments and acquisitions, and for working capital and general corporate purposes. The Company will not receive any proceeds from the sale of the Class A ordinary shares to be offered by the Selling Shareholder.

Goldman Sachs (Asia) L.L.C., Credit Suisse (Hong Kong) Limited, CLSA Capital Markets Limited and China International Capital Corporation Hong Kong Securities Limited are the Joint Sponsors. Goldman Sachs (Asia) L.L.C., Credit Suisse (Hong Kong) Limited, CLSA Limited and China International Capital Corporation Hong Kong Securities Limited are Joint Representatives, Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers for the proposed Global Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated November 26, 2021 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 26, 2021, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Class A ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated November 29, 2021.

About Weibo

Weibo is a leading social media for people to create, discover and distribute content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a "mobile first" philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contacts

Investors Relations
Weibo Corporation
Tel: +86-10-5898-3336
Email: ir@staff.weibo.com

3